UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 9, 2022, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) announced the commencement of a $50 million share repurchase program (the “Program”) of its ordinary shares of one pence each (“Ordinary Shares”). The Company plans to execute the Program in two equal tranches, the first of which was completed on October 26, 2022. In respect of each of the two tranches, PureTech entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25 million and the simultaneous on-sale of such Ordinary Shares by Jefferies to PureTech. Jefferies makes its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Company. Purchases may continue during any close period to which the Company is subject. Any purchase of Ordinary Shares under the second tranche of the Program are carried out on the London Stock Exchange and any other UK recognized investment exchange which may be agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company’s general authority to repurchase Ordinary Shares granted by its shareholders at its most recent annual general meeting on June 15, 2022, Chapter 12 of the Financial Conduct Authority’s UK Listing Rules, Article 5(1) of Regulation (EU) No. 596/2014 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and Commission Delegated Regulation (EU) 2016/1052 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018). All Ordinary Shares repurchased under the Program will be held in treasury.

During the month ended November 30, 2022, the Company had the following daily purchases of its own Ordinary Shares under the Program through Jefferies:

Date	Ordinary Shares Repurchased	Volume Weighted Average Price Paid per Ordinary Share	Highest Price Paid	Lowest Price Paid
November 1, 2022	37,358	241.12p	242.50p	233.00p
November 2, 2022	19,275	248.45p	248.50p	243.50p
November 3, 2022	28,771	242.46p	242.50p	242.00p
November 4, 2022	32,022	247.65p	250.00p	244.50p
November 7, 2022	25,351	245.83p	248.50p	243.00p
November 8 2022	24,786	246.63p	248.50p	242.00p
November 9, 2022	22,493	242.70p	247.00p	238.50p
November 10, 2022	21,690	239.84p	243.00p	237.00p
November 11, 2022	20,635	239.81p	247.50p	237.00p
November 14, 2022	19,635	240.55p	242.00p	238.00p
November 15, 2022	18,246	239.73p	242.00p	236.00p
November 16, 2022	18,584	236.83p	240.00p	234.00p
November 17, 2022	18,045	237.90p	243.50p	236.00p
November 18, 2022	17,427	239.70p	241.00p	236.00p
November 21, 2022	342	249.58p	250.00p	249.00p

During the month ended November 30, 2022, the Company repurchased an aggregate of 324,660 Ordinary Shares. As of November 30, 2022, the Company’s issued share capital was 289,161,653 shares, 10,595,347 of which were held in treasury, resulting in total voting rights in the Company of 278,566,306 shares. To view the details of the individual transactions, please paste the following URL(s) into the address bar of your browser with respect to each individual date of repurchase under the Program:

November 1, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4565178.html

November 2, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4566680.html

November 3, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4568103.html

November 4, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4569729.html

November 7, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4571158.html

November 8, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4572762.html

November 9, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4574222.html

November 10, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4575815.html

November 11, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4577418.html

November 14, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4578981.html

November 15, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4580448.html

November 16, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4582101.html

November 17, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4583606.html

November 18, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4585091.html

November 21, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4586559.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: December 2, 2022	By:	/s/ Daphne Zohar
		Name:	Daphne Zohar
		Title:	Chief Executive Officer